523 N. Sam Houston Parkway E., Suite 175
Houston, Texas 77060
Telephone (281) 741-0815
Facsimile (281) 741-0895
dvandenberg@velocityenergy.net

November 13, 2008

Securities Exchange Commission
Division of Investment Management
100 F Street N.E., Stop 3561
Washington, D.C. 20549
Tel: (202) 551-6989

Attn: Mr. John Madison

Re:	Sonterra Resources, Inc.
Preliminary Information Statement Filed on Schedule 14C
File No. 0-29463

Dear Mr. Madison,

The purpose of authorizing the preferred shares has been changed from the exchange of credit line draw downs to the exchange of issued and outstanding shares of common stock for the convertible preferred shares. The answers to the comments are adjusted accordingly.

Here follows our response to your letter dated September 24, 2008.

Matters Set Fourth [sic] in the Written Consent

1.
Please revise your table so that the column headings provide accurate information. We note that currently the column heading labeled “Common Shares” indicates that you have one share issued and outstanding.

The table has been revised to reflect that one shareholder has the requisite votes to execute the Written Consent.

Vote Required, page 5

2.	We note that you indicate that 13,437,153 votes would be necessary to execute the Written Consent. Please explain to us how you calculated this number, or provide corrected disclosure.

The number should be the shares issued and outstanding time 50% plus 1 or 26,347,359 x 50% = 13,173,680 + 1 = 13,173,681. The new number has been inserted into the document.

Authorize 50,000,000 Shares of Blank Check Preferred Stock, page 5

3.
The disclosure in the first phrase under the heading “Purpose of Authorizing Class of Preferred Shares,” appears to be inconsistent with your statement at page 6 that the “Company does not have any current arrangement or commitment for financing or acquisitions.” Please provide clarifying disclosure.

The phrase “Company does not have any current arrangement or commitment for financing or acquisitions,” has been removed. Please see the explanation under Paragraph 5 below.

4.	If true, at each place you discuss the blank check preferred, make sure that you intent to promptly issue a new series of convertible preferred shares.

This has been noted in the first paragraph under Purpose of Authorizing Class of Preferred Shares as follows:

This exchange will occur shortly after the effective date of this Information Statement, whereby the 20,000,000 shares of common stock would be retired concurrently with the issuance of the 20,000,000 series “A” convertible preferred shares, thus decreasing the number of issued and outstanding common shares to 6,347,359, consisting of 4,387,892 shares held beneficially by The Longview Fund, L. P. (including Longview Equity Fund, L.P. and Longview International Fund, L.P.) and 1,959,467 shares held by unaffiliated third parties.

5.
In that regard, include the material terms of the agreement with Longview Fund L.P. regarding the restructuring of your current debt and future draw downs. Also disclose you current intentions to issue preferred stock to Longview Fund L.P. or any other entity.

The first paragraph under Purpose of Authorizing Class of Preferred Shares states that The Longview Fund L.P. is exchanging 20,000,000 shares of common stock for 20,000,000 shares of convertible preferred shares. The restructuring of the current debt will be effectuated by a new replacement credit facility provided by Longview Marquis Master Fund, L.P., which will: (i) pay off 1/3 of the current debt held by The Longview Fund, LP (with the remaining 2/3 and accrued interest to be subordinated to the new debt facility); (ii) provide working capital for the Company’s current drilling program and other general corporate needs; and (iii) provide additional funding for future acquisitions. The Company will not be issuing preferred shares to Longview Marquis Master Fund, L.P. as part of the debt restructuring and has no present intention to issue these preferred shares to any entity other than to The Longview Fund, L.P. for the share exchange disclosed herein.

6.
Provide financial statements and the other disclosure that Item 13 of Schedule 14A requires, insofar as you are authorizing or issuing blank check preferred and Series A convertible preferred stock “otherwise that for exchange” for your outstanding securities. See Item 11 of schedule 14A.

The purpose for the preferred stock has changed to the exchange of securities, therefore Item 12 rather than Item 11 of Schedule 14A would apply. Our disclosure has been adjusted accordingly and pro forma financial statements are attached hereto. Note that sections 13a(2) and (5) do not apply to smaller reporting companies, and section 13a(6) would not apply since this is an information statement filing. Section 13a(4)- a statement will be included.

Annex A

7. Reconcile the language in “Second” of your Certificate of Amendment, that states that there was a special meeting of the stockholders, with the disclosure throughout the rest of your Schedule 14C, that states that shareholder approval will be taken pursuant to written consent.

The language has been reconciled throughout the document. For clarification, the Special Meeting of the Stockholders held on August 1, 2008, provided the initial authorization for the issuance of preferred stock and the name change while shareholder approval pursuant to Written Consent will be taken to approve revisions to the Preliminary 14C and the filing of the Definitive 14C.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Donald E. Vandenberg

Donald Vandenberg, CEO,
President, and Chairman
of the Board of Directors